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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No.   )*
                                             ---

                        LANDAMERICA FINANCIAL GROUP, INC.
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                                (Name of Issuer)

                         COMMON STOCK, WITHOUT PAR VALUE
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                         (Title of Class of Securities)

                                   521029-10-8
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                                 (CUSIP Number)

                               Howard E. Steinberg
                    Senior Vice President and General Counsel
                     Reliance Financial Services Corporation
                                Park Avenue Plaza
                               55 East 52nd Street
                            New York, New York 10055
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                February 27, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of

1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.  521029-10-8              13D

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          NAME OF REPORTING PERSON
          I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS
1         (entities only)
          RELIANCE FINANCIAL SERVICES CORPORATION
          I.R.S. EMPLOYER IDENTIFICATION NO.: 51-0113548
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          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
2                                                                     (b) / /
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          SEC USE ONLY
3
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          SOURCE OF FUNDS*
4         00
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          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                  /X/
5
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          CITIZENSHIP OR PLACE OF ORGANIZATION
6         Delaware
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                             SOLE VOTING POWER
                    7        4,039,473
                    ------------------------------------------------------------
 NUMBER OF SHARES            SHARED VOTING POWER
  BENEFICIALLY      8
    OWNED BY
      EACH          ------------------------------------------------------------
   REPORTING                 SOLE DISPOSITIVE POWER
  PERSON WITH       9
                             4,039,473
                    ------------------------------------------------------------
                             SHARED DISPOSITIVE POWER
                    10
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          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11        4,039,473
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          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           / /
           CERTAIN SHARES*
12
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          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13        26.8%
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          TYPE OF REPORTING PERSON*
14        HC
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                       2

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The following information is filed by Reliance Financial Services Corporation, a
Delaware corporation ("Reliance Financial") relating to the ownership by its subsidiaries of the Security set forth on the cover of this Schedule 13D.

ITEM 1. SECURITY AND ISSUER

This statement relates to the Common Stock, without par value ("Common Stock"), of LandAmerica Financial Group, Inc., a corporation organized under the laws of the Commonwealth of Virginia (the "Company"). The principal executive offices of the Company are located at 6630 West Broad Street, Richmond, Virginia 23230.


ITEM 2. IDENTITY AND BACKGROUND.

This statement is filed by Reliance Financial. Reliance Financial owns all of the common stock of Reliance Insurance Company ("RIC"), a Pennsylvania corporation. RIC and its property and casualty insurance subsidiaries underwrite a broad range of standard commercial and specialty commercial lines of property and casualty insurance. All of the capital stock of Reliance Financial is owned by Reliance Group Holdings, Inc., a Delaware corporation ("RGH").

Approximately 44.4% of the common voting stock of RGH is owned by Saul P. Steinberg, members of his family and affiliated trusts. As a result of his stock holdings in RGH, Saul P. Steinberg may be deemed to control RGH.

The principal executive offices of each of Reliance Financial and RGH are located at Park Avenue Plaza, 55 East 52nd Street New York, New York 10055.

The names, address and principal occupations of the directors and executive officers of Reliance Financial, all of whom are United States citizens, are as follows:

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NAME AND BUSINESS ADDRESS                  POSITION WITH RELIANCE
-------------------------                  FINANCIAL AND PRINCIPAL
                                           OCCUPATION
                                           -----------------------

Saul P. Steinberg                          Chairman of the Board, Chief
Reliance Group Holdings, Inc.              Executive Officer and Director,
Park Avenue Plaza                          Reliance Financial and RGH
New York, New York 10055

Robert M. Steinberg                        President, Chief Operating
Reliance Group Holdings, Inc.              Officer and Director, Reliance
Park Avenue Plaza                          Financial and RGH; Chairman of
New York, New York 10055                   the Board and Chief Executive
                                           Officer, RIC


George E. Bello                            Executive Vice President,
Reliance Group Holdings, Inc.              Controller and Director,
Park Avenue Plaza                          Reliance Financial and RGH
New York, New York 10055

Lowell C. Freiberg                         Senior Vice President, Chief
Reliance Group Holdings, Inc.              Financial Officer and Director,
Park Avenue Plaza                          Reliance Financial and RGH
New York, New York 10055

Henry A. Lambert                           Senior Vice President--Real
Reliance Group Holdings, Inc.              Estate Investments and
Park Avenue Plaza                          Operations, Reliance Financial
New York, New York 10055                   and RGH; President and Chief
                                           Executive Officer, Reliance
                                           Development Group, Inc.

Dennis J. O'Leary                          Senior Vice President--Taxes,
Reliance Group Holdings, Inc.              Reliance Financial and RGH
Park Avenue Plaza
New York, New York 10055

Philip S. Sherman                          Senior Vice President--Group
Reliance Group Holdings, Inc.              Controller, Reliance Financial
Park Avenue Plaza                          and RGH
New York, New York 10055


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Bruce L. Sokoloff                          Senior Vice President--
Reliance Group Holdings, Inc.              Administration, Reliance
Park Avenue Plaza                          Financial and RGH
New York, New York 10055

Howard E. Steinberg, Esq.                  Senior Vice President, General
Reliance Group Holdings, Inc.              Counsel and Corporate
Park Avenue Plaza                          Secretary, Reliance Financial
New York 10055                             and RGH

James E. Yacobucci                         Senior Vice President--
Reliance Insurance Company                 Investments and Director,
Park Avenue Plaza                          Reliance Financial, RGH and RIC
New York, New York 10055

George R. Baker                            Director, Reliance Financial
WMS Industries                             and RGH; Corporate
3401 North California Avenue               Director/Advisor various
Chicago, Illinois 60618                    Business enterprises

Dennis A. Busti                            Director, Reliance Financial
Reliance National, a principal             and RGH; President and Chief

subsidiary of Reliance Insurance           Executive Officer, Reliance
77 Water Street                            National, a principal subsidiary of
New York, New York 10005                   Reliance Insurance

Dr. Thomas P. Gerrity                      Director, Reliance Financial
The Wharton School                         and RGH; Dean, the Wharton
University of Pennsylvania                 School of the University of
Steinberg Hall- Dietrich Hall              Pennsylvania
3620 Locust Walk
Philadelphia, PA 19104

Jewell J. McCabe                           Director, Reliance Financial
Jewell Jackson McCabe                      and RGH; President, Jewell
Associates                                 Jackson McCabe Associates,
50 Rockefeller Plaza                       consultants specializing in
Suite 46                                   planning and communications
New York, New York 10020

Irving Schneider                           Director, Reliance Financial
Helmsley-Spear, Inc.                       and RGH; Executive Vice
60 East 42nd Street                        President, Helmsley-Spear, Inc.,
New York, New York 10165                   a real estate management corporation


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Bernard L. Schwartz                        Director, Reliance Financial
Loral Space & Communications Ltd.          and RGH; Chairman of the Board, Chief
600 Third Avenue                           Executive Officer, Loral Space &
New York, New York 10016                   Communications Ltd., a
                                           high-technology company concentrating
                                           on satellite manufacturing and
                                           satellite-based services, Chairman
                                           of the Board and Chief Executive
                                           Officer, Globalstar
                                           Telecommunications, Ltd.

Richard E. Snyder                          Director, Reliance Financial
Golden Books Family                        and RGH; Chairman of Golden Books
Entertainment, Inc.                        Family Entertainment, Inc., a
850 Third Avenue                           publisher of children's books.
New York, New York 10022

Neither Reliance Financial nor, to the best of its knowledge, any other person named in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor, except as set forth below, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

On February 17, 1994, in settlement of an administrative proceeding concerning the accounting treatment for certain transactions in 1986 in the fixed income portfolio of RIC, without admitting or denying the allegations against it, RGH agreed to entry of an order by the Securities and Exchange Commission that RGH cease and desist from committing or causing any violation, and from committing or causing any future violation of, Section 13(a) of the Securities Exchange Act of 1934, as amended and Rules 13a-1 and 13a-3 thereunder.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The 4,039,473 shares of Common Stock beneficially owned by Reliance Financial were acquired by RIC on February 27, 1998 as consideration for the sale (the "Sale") by RIC to the Company of all of the outstanding shares of Commonwealth Land Title Insurance Company and Transnation Title Insurance Company (collectively, "Commonwealth/Transnation"). The Sale was completed pursuant to the terms of an Amended and Restated Stock Purchase Agreement, dated as of December 11, 1997 by and among, RIC, RGH, the Company and the Company's subsidiary, Lawyers Title Insurance

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Corporation (the "Stock Purchase Agreement"). The Stock Purchase Agreement is
more fully described in Item 4 below and attached hereto as Exhibit 1. In addition to the 4,039,473 shares of Common Stock, RIC received as consideration for the Sale cash of $266.6 million and $110,000,000 face amount (2,200,000 million shares) of 7% Series B Cumulative Convertible Preferred Stock (the "Series B Preferred Stock"). The Series B Preferred Stock is initially convertible, except by RIC and its affiliates as described in Item 4 herein, into 4,824,561 shares of Common Stock.

ITEM 4. PURPOSE OF TRANSACTION.

The Common Stock and Series B Preferred Stock described in Item 3 herein were acquired for investment as part of the general investment portfolio of RIC.

In connection with, and as a condition to, the acquisition of the Common Stock and Series B Preferred Stock the following agreements relating to or bearing on the Common Stock and Series B Preferred Stock described in Item 3 herein were executed and delivered:

(a) Stock Purchase Agreement pursuant to which the Company acquired all of the issued and outstanding common stock of Commonwealth/Transnation from RIC for cash in the aggregate amount of $266.6 million, the Common Stock and Series B Preferred Stock.

(b) Voting and Standstill Agreement (the "Voting and Standstill Agreement"), dated February 27, 1998, among the Company, RIC and RGH pursuant to which (i) RIC has the right to designate three directors to the Company's Board of Directors; (ii) RIC and its affiliates are prohibited from acquiring additional shares of Common Stock or Series B Preferred Stock (except as provided in the Voting and Standstill Agreement); (iii) requires RIC to vote the Common Stock in certain manners depending upon the matter that is subject to a vote of the Company's shareholders; (iv) requires the sale of all 4,039,473 shares of Common Stock received by RIC from the Company pursuant to the Stock Purchase Agreement within six and one-half years after February 27, 1998 (subject to extension as provided in the Voting and Standstill Agreement); (v) requires RIC, with respect to the Series B Preferred Stock received by RIC from the Company and any shares of Common Stock received upon conversion of such shares of Series B Preferred Stock, to sell so many of the shares of Series B Preferred Stock or shares of Common Stock received upon

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        conversion thereof held by it or its affiliates as is necessary to reduce the RIC ownership percentage to less than 20% of the Company's outstanding shares by not later than eight and one-half years after February 27, 1998 (subject to extension as provided in the Voting and Standstill Agreement); (vi) restricts the ability of RIC and its affiliates to convert the shares of Series B Preferred Stock then held by them until all of the 4,039,473 shares of Common Stock (and certain additional shares that may be issued with respect to such shares) have been sold to persons that are not, at the time of the sale, conveyance or transfer, an affiliate of RIC, provided that such restriction shall not apply upon the occurrence of certain specified events set forth in the Voting and Standstill Agreement; and (vii) prohibits the knowing transfer of the Common Stock and Series B Preferred Stock to any person or group if, as a result of such transfer, such person or group would have beneficial ownership of Common Stock representing in the aggregate more than 9.9% of the issued and outstanding shares of Common Stock of the Company (subject to exceptions set forth in the Voting and Standstill Agreement).

(c) Registration Rights Agreement, dated as of February 27, 1998, between the Company and RIC pursuant to which the Company has filed two Registration Statements with the Securities and Exchange Commission to register the resale by RIC of the Common Stock and Series B Preferred Stock under the Securities Act of 1933, as amended, and, will use its best efforts to maintain the effectiveness of such Registration Statement(s) for specified time periods. Although the Registration Statements have become effective, RIC has agreed, pursuant to the terms of a letter dated February 24, 1998 (the "Lock-up Letter") from RIC delivered to Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), Furman Selz LLC, Wheat First Securities, Inc. and Ferris,
        Baker Watts, Incorporated, as representatives of the underwriters in the Company's public offering of shares of Common Stock pursuant to a registration statement on Form S-3 (Registration No. 333-43913), that until May 24, 1998, it will not sell, transfer or otherwise directly or indirectly dispose of the shares of Common Stock or Series B Preferred Stock (or enter into any transaction that transfers the economic consequences associated with the ownership of the Common Stock), subject to enumerated exceptions, including certain privately negotiated sales, without the prior written consent of DLJ.

In addition to the foregoing, the Company's Articles of Incorporation were amended to create the Series B Preferred Stock. Shares of Series B Preferred are convertible at any time at the option of the holder (other than RIC and its affiliates as described in clause (b) above) into shares of Common Stock at an initial conversion price of $22.80 per share of Common Stock (approximately
2.193 shares of Common Stock for each share of Series B Preferred Stock) or 4,824,561 shares of Common Stock. The provisions of the Series B Preferred Stock contain covenants that will entitle RIC to certain rights in specific default situations. Upon the occurrence of certain events, RIC will be entitled to additional seats on the Company's Board of Directors, and RIC and its affiliates will no longer be subject to certain restrictions under the Voting and Standstill Agreement. Such events include the following: (i) the Company's combined ratio exceeds the
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weighted average of the combined ratios of certain predetermined comparable title insurance companies by more than five percentage points for any twelve month period and the Company's claims-paying ability rating is downgraded by two ratings agencies to or below a rating of "BBB-"; (ii) the Company fails to pay a dividend on the Series B Preferred Stock on one occasion, on two occasions, whether or not consecutive, and on three occasions, whether or not consecutive; and (iii) the Company defaults on any of its material debt obligations in excess of $15.0 million (individually or at any one time in aggregate).

The response to Item 3 is incorporated herein by reference. The Stock Purchase Agreement which is attached hereto as Exhibit 1, Voting and Standstill Agreement which is attached hereto as Exhibit 2, the Registration Rights Agreement which is attached hereto as Exhibit 3, the Certificate of Amendment containing the terms of the Series B Preferred Stock which is attached hereto as Exhibit 4 and the Lock-up Letter which is attached hereto as Exhibit 5 are incorporated herein by reference.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The 4,039,473 shares of Common Stock were acquired by RIC on February 27, 1998 as part of the consideration for the Sale. The Sale is described more fully in
Item 3 above, which description is incorporated herein by reference. The Stock Purchase Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

The Securities beneficially owned total 4,039,473 shares of Common Stock, which based on information provided by the Company, represent approximately 26.8% of the shares of Common Stock outstanding. All of the 4,039,473 shares of Common Stock beneficially owned by Reliance Financial are owned directly by RIC. RIC has sole voting (subject to the terms of the Voting and Standstill Agreement described more fully in Item 4 above) and dispositive power over all of the shares of Common Stock beneficially owned by Reliance Financial.

To the best knowledge of Reliance Financial, the other persons named in Item 2 hereof do not own or have the right to acquire any shares of the Security. Except as described herein, neither Reliance Financial, nor to the best knowledge of Reliance Financial, any of the persons named in Item 2 hereof has effected any transaction in the Security during the 60 days preceding the date of this filing.

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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER.

Except as described herein, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

1. Amended and Restated Stock Purchase Agreement, dated as of December 11, 1997 by and among, RIC, RGH, the Company and Lawyers Title Insurance Corporation (incorporated by reference to Appendix A to the Company's definitive Proxy Statement filed with the Securities and Exchange Commission on January 29,
    1998).

2. Voting and Standstill Agreement, dated as of February 27, 1998, by and among the Company, RGH and RIC (incorporated by reference to Exhibit B to Appendix A to the Company's definitive Proxy Statement filed with the Securities and Exchange Commission on January 29, 1998).

3. Registration Rights Agreement, dated as of February 27, 1998, by and between the Company and RIC (incorporated by reference to Exhibit A to Appendix A to the Company's definitive Proxy Statement filed with the Securities and Exchange Commission on January 29, 1998).

4. Articles of Amendment to the Company's Articles of Incorporation (incorporated by reference to Appendix B to the Company's definitive Proxy Statement filed with the Securities and Exchange Commission on January 29,
    1998).

5. Lock-up Letter dated February 24, 1998 from RIC to Donaldson, Lufkin & Jenrette Securities Corporation, Furman Selz LLC, Wheat First Securities, Inc. and Ferris, Baker Watts, Incorporated.

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                                    SIGNATURE
                                    ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 9, 1998

                                     RELIANCE FINANCIAL SERVICES CORPORATION


                                     By  /s/ James E. Yacobucci
                                       -------------------------------
                                         James E. Yacobucci
                                         Senior Vice President-Investments


                                       11

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                                  EXHIBIT INDEX

EXHIBIT                      EXHIBIT                                 PAGE
NUMBER                                                              NUMBER

1 Amended and Restated Stock Purchase Agreement, dated as of December 11, 1997 by and among, RIC, RGH, the Company and Lawyers Title
           Insurance Corporation (incorporated by
           Reference to Appendix A to the Company's definitive Proxy Statement filed with the Securities and Exchange Commission on
           January 29, 1998).

2 Voting and Standstill Agreement, dated as of February 27, 1998, by and among the Company, RGH and RIC (incorporated by reference to Exhibit B to Appendix A to the Company's
           Definitive Proxy Statement filed with the Securities and Exchange Commission on
           January 29, 1998).

3          Registration Rights Agreement, dated as of
           February 27, 1998, by and between the Company and RIC (incorporated by reference to Exhibit A to Appendix A to the Company's definitive Proxy Statement filed with the Securities and Exchange Commission on January
           29, 1998).

4          Articles of Amendment to the Company's
           Articles of Incorporation (incorporated by reference to Appendix B to the Company's definitive Proxy Statement filed with the Securities and Exchange Commission on January
           29, 1998).

5. Lock-up Letter dated February 24, 1998 from RIC to Donaldson, Lufkin & Jenrette Securities
           Corporation, Furman Selz LLC, Wheat First
           Securities, Inc. and Ferris, Baker Watts,
           Incorporated.